Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

FORD CREDIT FLOORPLAN MASTER OWNER TRUST A - SERIES 2014-4 INVESTOR ROADSHOW - AUGUST 2014

SLIDE 1 Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-800-221-1037 FREE WRITING PROSPECTUS

SLIDE 2 Slide • Floorplan Transaction 4 • Floorplan Master Trust 8 • Floorplan Servicing and Risk Management 18 • Our Plan -- 28 • Ford North America 36 • Ford Credit 40 • Appendix 58 DISCUSSION AGENDA

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FLOORPLAN TRANSACTION

SLIDE 5 Issuer Ford Credit Floorplan Master Owner Trust A Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) LLC Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Backup Servicer Wells Fargo Bank, N.A. TRANSACTION PARTICIPANTS AND POTENTIAL TIMING Expected Key Dates Item Monday, August 18 Announce Transaction Tuesday, August 19 Price Transaction Tuesday, August 26 Settlement Date August 2014 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 Expected Key Dates FLOORPLAN TRANSACTION

FLOORPLAN TRANSACTION
TRANSACTION STRUCTURE – SERIES 2014-4

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Capital Structure	Series 2014-4 3 Year Allocation*	Expected Ratings S&P	Expected Ratings DBRS
Class A-1 (Fixed) Class A-2 (Float)	76.50%	AAA	AAA
Class B notes (Fixed)	3.50%	AA	AA
Class C notes (Fixed)***	5.00%	NR	NR
Class D notes (Fixed)***	3.00%	NR	NR
Subordination Factor	12.00%		
Total	100.00%		
Cash Reserve	0.88%		
Total Class A Enhancement	24.38%		

Class A1 and A2 Notes Size	$1.0 billion
Payment Type	Fixed / Float
Benchmark	Interpolated Swaps / 1M Libor
Expected Final	August 15, 2017
Legal Final	August 15, 2019
ERISA Eligible	Yes
Method of Distribution	Public
Payment Rate Trigger	25% payment rate layer is breached **

* As a percent of the required pool balance allocated to the series
** Subordination Factor will increase by 4 ppts or the percentage required to be on deposit in the Reserve Fund will increase by the Step-Up Percentage
*** The Class C and Class D notes are not being offered

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FLOORPLAN MASTER TRUST

SLIDE 9 FLOORPLAN OVERVIEW • Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 • Ford Credit provides financing for about 80%* of Ford and Lincoln dealer inventory, or approximately 2,700 dealers • Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold • Ford Credit’s floorplan portfolio has historically experienced very low losses • Low losses are primarily a function of strong risk management practices and servicing: – Continuous dealer monitoring of: • Financial health • Payment performance • Vehicle collateral status – Intensification of risk management actions as dealer risk increases – Use of proprietary risk rating assessment and behavioral scoring models – Ford Credit leverages access to dealer information through Ford relationship • Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle * As of June 30, 2014, excluding fleet dealer sales FLOORPLAN TRUST

SLIDE 10 TRUST OVERVIEW • Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 25 series • The Trust offers floorplan asset-backed securities though various channels: – Public transactions – Rule 144A transactions – Other private transactions • Over 90%* of Ford Credit’s total floorplan portfolio is designated to the Trust for securitization * As of June 30, 2014 FLOORPLAN TRUST

SLIDE 11 PERFORMANCE OVERVIEW Memo Days Supply** 73 120 143 10% 15% 20% 25% 30% 35% 40% 45% 50% 55% 60% Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Payment Rate Payment rate triggers Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* 3 Month Average of Monthly Principal Payment Rate Floorplan Portfolio Dealer Risk Ratings 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2009 2010 2011 2012 2013 2Q 2013 2Q 2014 No Trust losses realized – Ford Credit elects to repurchase receivables from “status” accounts 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.353% (0.087)% (0.021)% (0.025)% (0.008)% (0.008)% (0.005)% 2009 2010 2011 2012 2013 2Q 2013 2Q 2014 Recoveries 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Jun-14 Percent of Principal Balance Other*** Group IV (Poor) Group III Group II Group I (Strong) * See Appendix - Loss Experience slide footnotes ** Estimated days supply derived from payment rate *** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see Appendix for definitions of dealer risk ratings FLOORPLAN TRUST

SLIDE 12 $4 $6 $8 $10 $12 $14 $16 $18 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Billions Floorplan Trust Balance (excluding EFA) Required Pool Balance * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of June 30, 2014 the Trust balance was $17.91 billion Cash funding required as a result of low Trust balance* HISTORICAL BALANCE FLOORPLAN TRUST

SLIDE 13 STRUCTURE OVERVIEW • Credit enhancement in our floorplan securitization program includes: – Subordination of junior notes – Required subordinated amount – Cash reserve – Excess spread • The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit Concentration Limit Ineligible receivables n/a 8.0 $ Dealer concentration (5% for AutoNation) 2% 0.0 Used vehicle concentration 20% 0.0 Fleet concentration 4% 0.0 Medium/Heavy truck concentration 2% 0.0 Manufacturer concentration 10% 0.0 (2% or 6% for lower rated manufacturers) Total: 8.0 $ ($Mils.) Incremental Subordination * % of Receivable Balance Total Class A Enhancement ~24.4% * As of June 30, 2014 Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes (“Not Rated") 5.0% Class D Notes (“Not Rated") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum) FLOORPLAN TRUST

SLIDE 14 KEY TRIGGERS • Amortization Triggers -- Series will start to amortize if any of the triggers are breached: – Average monthly principal payment rate for the three preceding collection periods is less than 21% – The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months – The available subordinated amount is less than the required subordinated amount – Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) • Enhancement Step-Up Trigger -- Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25% FLOORPLAN TRUST

SLIDE 15 OUTSTANDING SERIES* • Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity – Capacity $4.0 billion • Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger Private Variable Legacy Public Current Public Funding Notes Term Series Term Series Series 2006-1, 2010-4, 2012-3 2010-2, 2010-3 2012-2, 2012-4, 2012-5, 2013-1, 2013-2 **, 2013-3, 2013-4, 2013-5, 2014-1, 2014-2, 2014-3 ** Amount Outstanding ($Bils.) $ 0.5 $ 1.4 $ 9.5 Senior Hard Enhancement AAA Notes 25.75% 29.81% 24.38% Maturity Ranges Jul-14 -- Jun-16 15-Feb Sep-14 -- Jun-20 - Total Funding: 11.4 $ - Total Assets: 17.9 $ - Unfunded Assets: 4.6 $ Trust Balance ($Bils.) * As June 30, 2014 ** 24.27% for 144A Series (2013-2, 2014-3) FLOORPLAN TRUST

SLIDE 16 BREAK-EVEN ANALYSIS FOR CLASS A NOTES * S&P Class A notes stress scenarios based on stated methodology detailed in S&P’s FORDF Series 2014-3 presale report; assumes all remaining vehicles liquidate at a 50% severity rate at month 7 ** Annualized Monthly Principal Payment Rate (MPR) 0% 10% 20% 30% 40% 50% Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Loss Performance Stress Scenario Loss Performance * Historical Portfolio Annual Net Loss Performance Memo: Note Balance: 100% 71% 51% 37% 27% 20% 15% 0% 0% 10% 20% 30% 40% 50% 60% 70% Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 MPR Performance 3m Avg. Credit Enhancement Step-up Trigger 3m Avg. Early Amortization Trigger Stress Scenario MPR Performance * 0 1 2 3 4 5 6 7 Lowest MPR: 28.9% (November 2008) Historical Portfolio MPR Highest Annual Loss: 0.35% (2009) 22.5% Loss Stress Scenario 12.5% 44%** 32%** 0 1 2 3 4 5 6 7 6-month stress period FLOORPLAN TRUST

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FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 19 • Dealer Structure – Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations – Many dealers use a holding company structure similar to the one shown here • Collateral – The financed vehicles are the primary collateral for dealer floorplan loans – For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity – Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans TYPICAL DEALER STRUCTURE Assets • Stocks, bonds, cash • Non-dealer real estate • Other assets, for example, boat, plane, jewelry and furniture Assets • Unfloored used inventory • Furniture, fixtures, parts, accessories and equipment • Dealer net worth Assets • Land • Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 20 UNDERWRITING AND CREDIT REVIEW PROCESS • A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information • Ford Credit performs a thorough review of the dealer’s: – Business, legal and operations structure including number of manufacturer franchises – Credit information – Financial statements or tax returns – Bank references – Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested • The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business • Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 21 DEALER RISK RATING ASSESSMENT • Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers • Dealer risk ratings are categorized into groups: • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance • Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners • Origination scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 22 DEALER BEHAVIORAL ASSESSMENT • Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly – MAR rating directs the intensity and frequency of our dealer monitoring and controls • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations – MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization • MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate • MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 23 DEALER MONITORING STRATEGY Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard – Medium to Low Risk Trigger based action plans Watch Report – Medium to High Risk Formal review of action plans and results presented to senior management (plans may include accelerated physical audits) Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report Liquidation Monitor Dealers Watch Report Status MAR Directed Action Plans No Further Action Monthly Accounts Review (MAR) Dashboard ICU FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 24 INVENTORY AUDITS A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: • Ford Credit engages a vendor to perform on-site vehicle inventory audits – Size of an audit team varies based on dealer locations and complexity – All dealer locations are typically audited same day • Dealer generally does not receive advance notice of an audit • Strict restrictions on how often the same auditor may lead a dealer’s audit • Ford Credit reconciles each audit daily • Immediate payment is required for any sold vehicle • Ford Credit follows a robust quality assurance process to monitor the vendor’s performance FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 25 FORD CREDIT ACTIONS • If Ford Credit discovers any issues when monitoring a dealer, it may: – Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit – Review curtailment options and advance rates – Suspend credit lines – Verify cash balances and organizational structure – Assign Ford Credit dealership accounting specialists to perform an indepth review of the dealership and validate the accuracy and completeness of financial statement(s) – Meet with owners/guarantors – Increase risk rating to trigger more extensive monitoring – Discuss with the Ford or Lincoln sales division to ensure an aligned approach FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 26 STATUS DEALER PROCEDURES • A dealer status is declared when: – Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit – Dealer fails to pay principal or interest – Dealer bankruptcy – Other circumstances that warrant immediate action • Once a status is declared Ford Credit may then: – Suspend credit lines – Maintain Ford Credit personnel on site – Collect titles and keys – Secure dealer inventory – Issue payment demand letters – Obtain liens on property of guarantors – Increase the dealer’s floorplan interest rate • If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: – Liquidate vehicles and any available secondary collateral to obtain greatest value – Continue collection efforts against personal and corporate guarantors • Should liquidation be necessary, inventory is disposed through the following channels: – Transfer of vehicles to other dealers – Repurchase by manufacturer and redistribution to other dealers – Sale of vehicles at auction FLOORPLAN SERVICING AND RISK MANAGEMENT

SLIDE 27 CAPTIVE FINANCE COMPANY BENEFITS • Integrated systems enable real time controls: • Other captive finance company benefits: – Access to monthly dealer financial statements allows monitoring of dealer financial strength – Aligned sales, production and inventory objectives between Ford and Ford Credit – Dealer monitoring by both Ford and Ford Credit – Joint Ford and Ford Credit discussions with dealers on various aspects of the business – Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 2. 3. FLOORPLAN SERVICING AND RISK MANAGEMENT

OUR PLAN --

SLIDE 29 • Continue implementation of our global Plan: – Aggressively restructure to operate profitably at the current demand and changing model mix – Accelerate development of new products our customers want and value – Finance our Plan and improve our balance sheet – Work together effectively as one team – leveraging our global assets OUR PLAN -- + + = Asia Pacific Africa Americas Europe Small Medium Large Profits & Cash PROFITABLE GROWTH FOR ALL TOTAL COMPANY

SLIDE 30 • Great Products...Strong Business...Better World • Serve all major markets • Expand in BRIC markets • Focus on the Ford and Lincoln brands • Full lineup of vehicles – Small, Medium and LargeCars, Utilities and Trucks – Electrification strategy – “Power of Choice” – Commitment to product excellence • Best-in-class vehicles THE PLAN Drive quality. Drive green. Drive safe. Drive smart. Best Value

SLIDE 31 THE PLAN (CONT’D) • Improve time to market • Freshest showroom • Enhance customer experience • Deliver the brand promise • Fully competitive revenue • Global platforms and scale • Flexible and efficient production • Fully competitive costs • Maintain investment grade • Skilled and motivated team

SLIDE 32 B-Platform (Fiesta) C/D Platform (Fusion / Mondeo) C-Platform (Focus) Full-Size Pickup (F-150) Over 8500 Pickup (Super Duty) Sports Car (Mustang) Light Truck (Ranger) D-Platform (Explorer) Full-Size Van (Transit) GLOBAL CORE PLATFORMS

SLIDE 33 2014 KEY METRICS -- BUSINESS UNITS Business Unit Guidance Deteriorated For South America; Improved For Ford Credit TOTAL COMPANY Memo: 2013 Full Year 2014 Full Year Con ipared With 2013 First Half Resu Its Plan Outlook Results Automotive (Mils.)* North America $ 8,809 Lower On Track $3,940 - Operating Margin 10.2% 8% -9% On Track 9.5% South America $ (33) About Equal Larger Loss $ (805) Europe (1,442) Better On Track (180) M idd le East & Africa (69) About Breakeven On Track 77 Asia Pacific 327 About Equal Higher 450 Net Interest Expense (801) About Equal About $(700) (329) Ford Credit (Mils.) $1,756 About Equal Higher $ 933 * Excludes special items

SLIDE 34 2014 PLANNING ASSUMPTIONS AND KEY METRICS Total Company Guidance Unchanged At $7 Billion To $8 Billion. 2014 Is The Next Step In Delivering Profitable Growth For All TOTAL COMPANY 2013 Full Year Results 2014 Full Year Memo: First Half Plan Outlook Results Planning Assumptions (Mils.) Industry Volume* - U.S. -Europe 20 -China 15.9 13.8 22.2 16.0-17.0 13.5-14.5 22.5-24.5 16.3-16.8 14.3-14.8 23.3 - 24.3 16.5 14.4 23.5 Key Metrics Automotive (Compared with 2013): - Revenue (Bils.) $139.4 About Equal On Track $ 69.2 - Operating Margin** 5.4% Lower On Track 5.0% - Operating-Related Cash Flow (Bils.)*** $ 6.1 Substantially Lower Lower $ 3.8 Ford Credit (Compared with 2013): - Pre-Tax Profit (Bils.) $ 1.8 About Equal Higher $ 0.9 Company: - Pre-Tax Profit (Bils.)*** $ 8.6 $7-$8 Billion On Track $ 4.0 * Based, in part, on estimated vehicle registrations; includes medium and heavy trucks ** Automotive operating margin is defined as Automotive pre-tax results, excluding special items and Other Automotive, divided by Automotive revenue -,- Excludes special items; see Appendix for detail and reconciliation to GAAP

SLIDE 35 FORD WORKING TOWARD MID-DECADE OUTLOOK * First presented June 2011; at trend economic assumptions and industry volume ** Updated from initial presentation, reference Ford’s 2014 Second Quarter Form 10-Q Wholesale Volumes About 8 Million On Track Revenue / Pricing Improving On Track Automotive Operating Margins – North America 8% - 10% On Track – Global 8% - 9% At Risk Ford Credit Return on Equity** High Single Digits On Track Capital Spending** At Least $7.5 Billion On Track Total Automotive Debt About $10 Billion On Track Investment Rating** Achieve Investment Grade In Near Term Achieved Remain Investment Grade Thru Economic Cycle On Track Dividends** Growing, Sustainable Dividends On Track Mid-Decade Outlook* Assessment TOTAL COMPANY

2014 Launches

Flex Edge Fusion Transit Mustang Focus Super Duty Transit Connect Escape C-MAX Fiesta Taurus Expedition Explorer F-150 NORTH AMERICA 2014 Launches

SLIDE 38 2014 SECOND QUARTER KEY METRICS COMPARED WITH 2013 Memo: First Half 1,537 1,477 $43.3 $41.6 10.9% 9.5% $4,713 $3,940 Second Quarter N.A. Industry SAAR (Mils.)* 18.9 20.2 N.A. Market Share* 16.0% 14.8% U.S. Industry SAAR (Mils.)* 15.7 16.9 U.S. Market Share* 16.5% 15.3% 760 802 2014 2013 Wholesales (000) $21.2 $21.8 2014 2013 Revenue (Bils.) 11.6% 10.6% 2014 2013 Operating Margin (Pct.) $2,440 $2,321 2014 2013 Pre-Tax Results (Mils.) * Based, in part, on estimated vehicle registrations; includes medium and heavy trucks AUTOMOTIVE SECTOR -- NORTH AMERICA

SLIDE 39 U.S. MARKET SHARE Memo: B / (W) Prior Yr. (Pts.) 0.9 0.1 0.1 (0.6) (1.2) 0.8 0.4 0.1 (0.5) (0.8) Total Share of Total Industry Retail Share of Retail Industry* * Present quarter is estimated, prior quarters are based on latest Polk data 15.3% 12.9% 16.5% 13.7% 14.9% 15.4% 13.2% 13.7% 15.3% 13.5% Third Quarter 2013 Fourth Quarter Second Quarter First Quarter 2014 Second Quarter Third Quarter 2013 Fourth Quarter Second Quarter First Quarter 2014 Second Quarter AUTOMOTIVE SECTOR -- NORTH AMERICA

[LOGO]

SLIDE 41 A VIRTUOUS CIRCLE -- INTEGRATION CREATES A STRATEGIC ADVANTAGE • Automotive specialist with vested interest in Ford dealer success • Training and consulting • Consistent market presence • Fast, flexible, quality service • Full array of products • Incremental vehicle sales (Spread of business and customer relationship management) More products, faster • Higher customer satisfaction and loyalty • Profits and dividends • Trusted brand • Access to dealer channel Dealers

SLIDE 42 STRATEGIC PRIORITIES • Profitably support the sale of Ford Motor Company vehicles • Support synergies with automotive brand partners • Maximize customer and dealer satisfaction and loyalty • Make efficient use of capital • Continuously improve productivity FORD CREDIT

SLIDE 43 OPERATING HIGHLIGHTS* • Another solid performance with Second Quarter pre-tax profit of $434 million and net income of $264 million • Managed receivables of $111 billion at Quarter End, up about $8 billion from Year-End 2013, and up $15 billion from a year ago • Achieved significant funding milestones • Loss-to-receivables ratio of 0.12% in the Second Quarter, down two basis points from a year ago • Charge-offs of $33 million in the Second Quarter, largely unchanged from a year ago • Credit loss reserve of $353 million, or 0.32% of receivables, at Quarter End • Managed leverage of 8.6 to 1 at Quarter End * See slide 20 and Appendix for reconciliation to GAAP FORD CREDIT

SLIDE 44 $454 $434 $98 $(17) $(7) $(48) $(46) Memo: B / (W) 2014 1Q $(65) $28 $1 $4 $(14) $(84) Receivables (Bils.) Net * $93 $107 Managed ** 96 111 * Net receivables reflect net finance receivables and net investment in operating leases reported on Ford Credit’s balance sheet. The prior period was revised to conform to the presentation in our 2013 10-K Report. ** Managed receivables equal net receivables, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation). The prior period was revised to conform to the presentation in our 2013 10-K Report. Millions Lease Residual Volume 2014 2Q 2013 2Q Credit Loss Other Financing Margin $(20) 2014 SECOND QUARTER PRE-TAX RESULTS COMPARED WITH 2013 FORD CREDIT

SLIDE 45 FUNDING HIGHLIGHTS • Completed $18 billion of public term funding year-to-date, including $8 billion in the Second Quarter: – Unsecured debt totaling about $4 billion – ABS transactions totaling about $4 billion • Completed first securitization in China • Launched retail revolving ABS (FordREV) in the U.S. • Launched medium term note program in the U.S. • Returned to Tier 3 unsecured commercial paper market • Extended £760 million credit facility for FCE Bank FORD CREDIT

SLIDE 46 Securitized Funding as Percentage of Managed Receivables 47% 44% 40% 36-40% Funding of Managed Receivables (Bils.) Equity Asset-Backed Commercial Paper** Term Asset-Backed Securities** Term Debt (incl Bank Borrowings) Cash, Cash Equivalents, and Marketable Securities*** Ford Interest Advantage* $112-115 $43-44 $53-55 $11-12 $9-11 ~$6 $92 $37 $10 $11 $39 $5 $2 $103 $43 $11 $11 $45 $5 Unsecured Commercial Paper ~$3 $2 * The Ford Interest Advantage program consists of our floating rate demand notes. ** Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements. *** Excludes marketable securities related to insurance activities. $111 $45 $11 $9 $51 $5 $2 Year-End 2012 Year-End 2013 Year-End 2014 Fcst. 2Q 2014 Other $5 $4 $6 $5-6 $6 $3 FUNDING STRUCTURE FORD CREDIT

SLIDE 47 GLOBAL PUBLIC TERM FUNDING PLAN * Includes Rule 144A offerings Unsecured $ 9 $ 11 $ 10 – 13 $ 8 Securitizations* 14 14 14 – 16 10 Total $ 23 $ 25 $ 24 – 29 $ 18 2012 Actual (Bils.) 2013 Actual (Bils.) Jul 31 Actual (Bils.) Forecast (Bils.) 2014 FORD CREDIT

SLIDE 48 LIQUIDITY PROGRAMS Committed Capacity $37.2 billion Mar. 31, June 30, 2014 2014 (Bils.) (Bils.) Liquidity Sources Cash * 10.7 $ [ 9.3 $ ] Committed ABS Lines ** 30.8 [ 33.5 ] FCAR Bank Lines 1.6 - FCE / Other Unsecured Credit Lines 1.6 1.7 Ford Revolving Credit Facility Allocation - [ 2.0 ] Total Liquidity Sources 44.7 $ 46.5 $ ] ] Utilization of Liquidity Securitization Cash *** (3.1) $ [ (2.5) $ ] Committed ABS Lines (16.6) [ (16.1) ] FCAR Bank Lines (1.3) [ - ] FCE / Other Unsecured Credit Lines (0.4) [ (0.1) ] Ford Revolving Credit Facility Allocation - - Total Utilization of Liquidity (21.4) $ [ (18.7) $ ] Gross Liquidity 23.3 $ [ 27.8 $ ] Adjustments **** (0.7) [ (0.9) ] Net Liquidity Available For Use 22.6 $ [ 26.9 $ ] * Cash, cash equivalents, and marketable securities (excludes marketable securities related to insurance activities) ** Committed ABS Lines are subject to availability of sufficient assets and ability to obtain derivatives to manage interest rate risk *** Used only to support on-balance sheet securitization transactions **** Adjustments include other committed ABS lines in excess of eligible receivables and certain cash within FordREV available through future sales of receivables. FORD CREDIT

SLIDE 49 $32 $47 $52 $52 $33 Memo: Retail & Lease $25 $45 $51 $55 $31 WORLDWIDE CREDIT LOSS METRICS Loss-to-Receivables Ratio (LTR) Charge-Offs (Mils.) Credit Loss Reserve (Mils.) and Reserve as a Pct. of EOP Managed Receivables Reserve Reserve as % of EOP Mgd. Rec. 0.14% 0.19% 0.20% 0.20% 0.12% $376 $368 $380 $358 $353 0.39% 0.37% 0.37% 0.34% 0.32% 2Q 3Q 4Q 1Q 2014 2Q 2013 2Q 3Q 4Q 1Q 2Q 2Q 3Q 4Q 1Q 2014 2Q 2013 2014 2013 FORD CREDIT

SLIDE 50 EFFECTIVE SERVICING -- LOW CREDIT LOSSES $1,327 $706 $523 $632 $1,135 $1,095 $415 $201 $136 $176 $33 1.02% 0.57% 0.39% 0.46% 0.84% 1.07% 0.47% 0.24% 0.16% 0.18% 0.12% 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Q2 14 Worldwide Charge-Offs (Mils.) and Loss-to-Receivables (%) LTR Reserves as % of EOP Rec. Credit Losses Remain At Historic Lows $2,434 $1,586 $1,110 $1,090 $1,668 $1,549 $854 $534 $408 $380 $353 1.80% 1.19% 0.81% 0.77% 1.40% 1.61% 1.02% 0.63% 0.44% 0.37% 0.32% 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Q2 14 Worldwide Credit Loss Reserve (Mils.) and Reserves as a Pct. of EOP* Receivables *EOP Receivables - End-of-Period Receivables FORD CREDIT

SLIDE 51 6 8 7 7 6 1.06% 1.24% 1.14% 1.12% 0.98% $16 $35 $42 $45 $18 0.14% 0.28% 0.33% 0.35% 0.13% U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS Memo: New Bankruptcy Filings (000) 4 4 4 3 4 Repossessions (000) Repo. Ratio Severity Charge-Offs (Mils.) and LTR (%) LTR 0.13% 0.16% 0.16% 0.16% 0.12% $7,600 $7,500 $8,100 $7,700 $7,300 Over-60-Day Delinquencies * * Excluding bankruptcies 2Q 3Q 4Q 1Q 2Q 2Q 3Q 4Q 1Q 2Q 2Q 3Q 4Q 1Q 2Q 2Q 3Q 4Q 1Q 2Q 2014 2013 2014 2013 2014 2013 2014 2013 FORD CREDIT

SLIDE 52 HISTORICAL U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS 0.24% 0.15% 0.14% 0.15% 0.15% Over-60-Day Delinquencies * Memo: New Bankruptcy Filings (000) 47 42 31 23 17 $635 $280 $144 $100 $127 1.32% 0.68% 0.36% 0.23% 0.26% Charge-Offs (Mils.) and LTR (%) LTR 2009 2010 2011 2012 2013 2009 2010 2011 2012 2013 Repossessions (000) 94 64 45 32 29 3.01% 2.41% 1.86% 1.35% 1.18% 2009 2010 2011 2012 2013 Repo. Ratio Memo: Severity $8,300 $6,900 $6,500 $6,900 $7,600 Average Placement FICO Score 2009 2010 2011 2012 2013 726 730 738 737 738 * Excluding bankruptcies FORD CREDIT

SLIDE 53 $18,680 $19,145 $18,025 $18,650 $18,800 $17,020 $17,410 $16,785 $17,865 $17,970 U.S. LEASE RESIDUAL PERFORMANCE Lease Return Volume (000) Auction Values (At 2Q 2014 Mix) 3Q 2Q 2Q 4Q 1Q 2013 2014 24-Month 36-Month 39-Month / Other 36-Month 24-Month 4 5 5 8 7 7 5 8 12 13 16 17 21 40 30 Memo: U.S. Return Rates 68% 69% 77% 82% 75% 27 60 27 34 Memo: Worldwide Net Investment in Operating Leases (Bils.) $16.2 * $17.3 * $18.3 $18.8 $19.9 3Q 2Q 2Q 4Q 1Q * During the fourth quarter of 2013, Ford Credit changed its accounting method to include unearned operating lease interest supplements and residual support in Net Investment in Operating Leases. These periods were revised to conform to the presentation in our 2013 10-K Report. 2013 2014 50 FORD CREDIT

SLIDE 54 SUMMARY • The Plan is working • Credit losses remain stable and close to historical lows • Funding plan is on track • Liquidity remains strong • Managed leverage ratio is strong • Ford Credit continues to focus and deliver on its strategic priorities FORD CREDIT

SLIDE 55 FURTHER INFORMATION Ford Investor Relations Contact: Floorplan Securitization Contact: Fixed Income Investors: Securitization Investors: Stephen Dahle (U.S.-based) Jeffrey Pincock 313-621-0881 313-248-3180 fixedinc@ford.com jpincock@ford.com Information on Ford: • www.shareholder.ford.com • 10-K Annual Reports • 10-Q Quarterly Reports • 8-K Current Reports • Ford University Information on Ford Motor Credit Company: • www.fordcredit.com/investor-center • 10-K Annual Reports • 10-Q Quarterly Reports • 8-K Current Reports • Ford Credit University

SLIDE 56 Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: • Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geopolitical events, or other factors; • Decline in Ford's market share or failure to achieve growth; • Lower-than-anticipated market acceptance of Ford's new or existing products; • Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States; • An increase in or continued volatility of fuel prices, or reduced availability of fuel; • Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors; • Fluctuations in foreign currency exchange rates, commodity prices, and interest rates; • Adverse effects resulting from economic, geopolitical, or other events; • Economic distress of suppliers that may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase costs, affect liquidity, or cause production constraints or disruptions; • Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors); • Single-source supply of components or materials; • Labor or other constraints on Ford's ability to maintain competitive cost structure; • Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition; • Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); • Restriction on use of tax attributes from tax law "ownership change;" • The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs; • Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and / or sales restrictions; • Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise; • A change in requirements under long-term supply arrangements committing Ford to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay" contracts); • Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments; • Inherent limitations of internal controls impacting financial statements and safeguarding of assets; • Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier; • Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; • Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors; • Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles; • Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; and • New or increased credit, consumer, or data protection or other regulations resulting in higher costs and / or additional financing restrictions. We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. RISK FACTORS

SLIDE 57 This Page Intentionally Left Blank

APPENDIX

Ford
Go Further

FLOORPLAN PORTFOLIO PERFORMANCE

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Six Months Ended June 30,		Year ended December 31,				
		2014	2013	2013	2012	2011	2010	2009
				(Dollars in Millions)				
Ford Credit Portfolio	Average principal balance [1]	$ 19,380	$ 17,017	$ 17,177	$ 13,847	$ 12,199	$ 11,556	$ 10,434
	Net losses (recoveries) [2]	$ (0.5)	$ (0.7)	$ (1.3)	$ (3.5)	$ (2.6)	$ (10.1)	$ 36.8
	Net losses/average principal balance [3]	(0.005)%	(0.008)%	(0.008)%	(0.025)%	(0.021)%	(0.087)%	0.353%
	Liquidations [4]	$ 48,933	$ 48,364	$ 95,429	$ 82,418	$ 76,266	$ 72,326	$ 58,406
	Net losses (recoveries)/liquidations	(0.001)%	(0.001)%	(0.001)%	(0.004)%	(0.003)%	(0.014)%	0.063%
Trust	Net losses/average principal balance [3] [5] [6] [7]	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

(1) For periods after 2010, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to and including 2010, average principal balance for each period indicated is the average of the average principal balances for each month in the period based on the average of the daily principal balances for the month.

(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.

(3) For the non-annual periods, the percentages are annualized.

(4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.

(5) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.

(6) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.

(7) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

APPENDIX 1

• New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback • Auction vehicles – auction price plus auction fee and transportation costs • Used vehicles – up to 100% of wholesale value (trade publications) Advance Rates • Principal due generally upon sale of related vehicle • Interest and other administrative charges are billed and payable monthly in arrears Payment Terms • Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle • The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles • Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Curtailment Terms • Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing • Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies Insurance FLOORPLAN FEATURES APPENDIX 2

• New vehicles* – prime rate plus generally 1.50% • Used vehicles – prime rate plus generally 1.75% • Floorplan rates are not risk based Floorplan Interest Rate • Prime rate plus 0.30% In-transit Vehicle Adjustment Fee** • Based on a 60-day vehicle supply • Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels New Vehicle Lines*** • Based on a 30- to 45-day vehicle supply depending on dealer risk rating • Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval Used Vehicle Lines FLOORPLAN FEATURES (CONTINUED) * Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles ** In-transit floorplan receivable is created at gate release *** New floorplan receivable is created on the date the vehicle is delivered to the dealer APPENDIX 3

Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer)* Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series FLOORPLAN TRUST LEGAL STRUCTURE * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long- term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's APPENDIX 4

DEBT RATINGS S&P Moody's Fitch DBRS Issuer Ratings Ford Motor BBB- N/A BBB- BBB (low) Ford Credit BBB- N/A BBB- BBB (low) FCE Bank plc * BBB N/A BBB- NR Senior Long-Term Unsecured Ford Motor BBB- Baa3 BBB- BBB (low) Ford Credit BBB- Baa3 BBB- BBB (low) FCE Bank plc * BBB Baa3 BBB- NR Short-Term Unsecured ** Ford Credit A-3 P-3 F3 R-3 Outlook Stable Stable Positive Stable * On May 22, 2014, S&P raised the outlook on FCE Bank from negative to stable, reflecting its view that the U.K. banking industry risk has stabilized ** Ford Credit received short-term ratings for its commercial paper program of A-3 from S&P on June 27, 2014, P-3 from Moody's on June 26, and F3 from Fitch on April 8 TOTAL COMPANY APPENDIX 5

TOTAL COMPANY
2014 INCOME FROM CONTINUING OPERATIONS

	Second Quarter 2013 (Mils.)	Second Quarter 2014 (Mils.)	First Half 2013 (Mils.)	First Half 2014 (Mils.)	Memo: Full Year 2013 (Mils.)
Automotive					
North America	$ 2,321	$ 2,440	$ 4,713	$ 3,940	$ 8,809
South America	151	(295)	(67)	(805)	(33)
Europe	(306)	14	(731)	(180)	(1,442)
Middle East & Africa	13	23	60	77	(69)
Asia Pacific	130	159	102	450	327
Other Automotive	(205)	(171)	(330)	(393)	(656)
Total Automotive (excl. special items)	$ 2,104	$ 2,170	$ 3,747	$ 3,089	$ 6,936
Special items -- Automotive	(736)	(481)	(759)	(603)	(1,568)
Total Automotive	$ 1,368	$ 1,689	$ 2,988	$ 2,486	$ 5,368
Financial Services					
Ford Credit	$ 454	$ 434	$ 961	$ 933	$ 1,756
Other Financial Services	(3)	(5)	(7)	(42)	(84)
Total Financial Services	$ 451	$ 429	$ 954	$ 891	$ 1,672
Company					
Pre-tax results	$ 1,819	$ 2,118	$ 3,942	$ 3,377	$ 7,040
(Provision for) / Benefit from income taxes	(585)	(803)	(1,096)	(1,073)	135
Net income	$ 1,234	$ 1,315	$ 2,846	$ 2,304	$ 7,175
Less: Income attributable to non-controlling interests	1	4	2	4	(7)
Net income attributable to Ford	$ 1,233	$ 1,311	$ 2,844	$ 2,300	$ 7,182
Memo: Excluding special items					
Pre-tax results	$ 2,555	$ 2,599	$ 4,701	$ 3,980	$ 8,608
(Provision for) / Benefit from income taxes	(721)	(965)	(1,224)	(1,327)	(2,022)
Less: Income attributable to non-controlling interests	1	4	2	4	(7)
After-tax results	$ 1,833	$ 1,630	$ 3,475	$ 2,649	$ 6,593

APPENDIX 6

SPECIAL ITEMS APPENDIX 7 TOTAL COMPANY Memo: Second Quarter First Half Fu II Year 2013 2014 2013 2014 2013 (Mils.) l (Mils.) (Mils.) I [Mils.) i (Mils.) Personnel-Related Items  Separation-related actions* $ (442) S (152) $ (450) $ (274) S (856) Other Items  Ford So Hers equity impairment $ - $ (329) $ - $ (329) $ - U.S. pension lump sum program (294) - (294) - (594) FCTA -subsidiary liquidation - - - - (103) Ford Romania consolidation loss - - $ (15) (309) - $ (15) Total other items $ (294) $ (329) $ (329) (712) Total special items $ (736) $ (481) $ (759) $ (603) $ (1,568) Tax special items $ 136 $ 162 $ 128 $ 254 $ 2,157 Memo:  Special items impact on earnings per share** $ (0.15) $ (0.08) $ (0.16) $ (0.08) $ 0.14 * Primarily related to separation costs for personnel at the Genkand U.K. facilities ** Includes related tax effect on special items and tax special items

NET INTEREST RECONCILIATION TO GAAP Memo: Full Year 2013 2014 2013 2014 2013 (Mils.) (Mils.) (Mils.) (Mils.) (Mils.) Interest expense (GAAP) (207) $ (207) $ (413) $ (415) $ (829) $ Interest income (GAAP) 43 41 87 80 163 Interest income / (expense) on income taxes (GAAP) - 11 - 37 - Subtotal (164) $ (155) $ (326) $ (298) $ (666) $ Adjusted for items included / excluded from net interest Include: Gains / (Losses) on cash equiv. and marketable securities* (55) 17 (41) 30 (7) Include: Gains / (Losses) on extinguishment of debt - - (18) (5) (18) Other (28) (28) (51) (56) (110) Net Interest (247) $ (166) $ (436) $ (329) $ (801) $ * Excludes mark-to-market adjustments of our investment in Mazda Second Quarter First Half AUTOMOTIVE SECTOR APPENDIX 8

GROSS CASH RECONCILIATION TO GAAP Dec. 31 Mar. 31 June 30 (Bils.) (Bils.) (Bils.) (Bils.) Cash and cash equivalents 5.5 $ 5.0 $ 4.5 $ 4.7 $ Marketable securities 20.2 20.1 20.7 21.1 Total cash and marketable securities (GAAP) 25.7 $ 25.1 $ 25.2 $ 25.8 $ Securities in transit* - (0.3) - - Gross cash 25.7 $ 24.8 $ 25.2 $ 25.8 $ * The purchase or sale of marketable securities for which the cash settlement was not made by period end and a payable or receivable was recorded on the balance sheet June 30 2013 2014 APPENDIX 9 AUTOMOTIVE SECTOR

OPERATING-RELATED CASH FLOWS RECONCILIATION TO GAAP APPENDIX 10 AUTOMOTIVE SECTOR Memo: Second Quarter First Half Full Year 2013 2014 2013 2014 2013 (Bils.) (Bils.) (Bils.) (Bils.) (Bils.) Net cash provided bv / (used in) operating activities (GAAP) $ 3.7 $ 4.1 $ 4.4 $ 6.1 $ 7.7 Items included in operating-related cash flows Capital spending (1.6) (1.9) (3.1) (3.4) (6.6) Proceeds from the exercise of stock options 0.2 - 0.2 0.1 0.3 Net cash flows from non-designated derivatives - 0.1 (0.2) 0.1 (0.3) Items not included in operating-related cash flows Cash impact of Job Security Benefits and personnel-reduction actions - 0.1 0.1 0.1 0.3 Funded pension contributions 1.0 0.3 2.8 0.8 5.0 Tax refunds and tax payments from affiliates - - (0.3) (0.2) (0.3) Other - (0.1) 0.1 0.2 - Operating-related cash flows $ 3.3 $ 2.6 $ 4.0 $ 3.8 $ 6.1

OPERATING HIGHLIGHTS 2013 2014 2013 2014 Contract Placement Volume -- New and used retail / lease (000) North America Segment United States 268 306 540 590 Canada 40 40 65 64 Total North America Segment 308 346 605 654 International Segment Europe 109 120 212 232 Other International 18 31 36 66 Total International Segment 127 151 248 298 Total Contract Placement Volume 435 497 853 952 Financing Shares United States Financing share Retail installment and lease 34% 40% 37% 42 % Wholesale 77 77 77 77 Europe Financing share Retail installment and lease 33% 36% 34% 35 % Wholesale 98 98 98 98 Second Quarter First Half APPENDIX 11 FORD CREDIT

NET FINANCE RECEIVABLES AND OPERATING LEASES * Includes finance receivables (retail and wholesale) sold for legal purposes and net investment in operating leases included in securitization transactions that do not satisfy the requirements for accounting sale treatment. These receivables and operating leases are reported on Ford Credit’s balance sheet and are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations of Ford Credit or the claims of Ford Credit’s other creditors. ** Dealer financing primarily includes wholesale loans to dealers to finance the purchase of vehicle inventory. Dec. 31, June 30, Receivables * 2013 2014 Net Receivables (Bils.) (Bils.) Finance Receivables Finance Receivables – North America Segment Consumer -- Retail financing 40.9 $ 41.7 $ Non-Consumer Dealer financing ** 22.1 23.4 Other 1.0 1.0 Total Finance Receivables – North America Segment 64.0 $ 66.1 $ Finance Receivables – International Segment Consumer -- Retail financing 10.8 $ 11.8 $ Non-Consumer Dealer financing ** 8.3 10.4 Other 0.4 0.3 Total Finance Receivables – International Segment 19.5 $ 22.5 $ Unearned interest supplements (1.5) (1.6) Allowance for credit losses (0.4) (0.3) Finance receivables, net 81.6 $ 86.7 $ Net investment in operating leases 18.3 19.9 Total Net Receivables 99.9 $ 106.6 $ Managed Receivables Total Net Receivables 99.9 $ 106.6 $ Unearned interest supplements and residual support 3.1 3.5 Allowance for credit losses 0.4 0.4 Other, primarily accumulated supplemental depreciation 0.0 0.1 Total Managed Receivables 103.4 $ 110.6 $ APPENDIX 12 FORD CREDIT

* Includes debt reported on Ford Credit's balance sheet that is issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. ** Excludes marketable securities related to insurance activities. *** Primarily related to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings. **** Shareholder's interest reported on Ford Credit's balance sheet. ***** Equals total adjusted debt over total adjusted equity. Dec. 31, June 30, 2013 2014 (Bils.) (Bils.) Leverage Calculation Total Debt * $ 98.7 $ 103.0 Adjustments for Cash, Cash Equivalents, and Marketable Securities** (10.8) (9.3) Adjustments for Derivative Accounting*** (0.2) (0.3) Total Adjusted Debt $ 87.7 $ 93.4 Equity**** $ 10.6 $ 11.2 Adjustments for Derivative Accounting*** (0.3) (0.4) Total Adjusted Equity $ 10.3 $ 10.8 Financial Statement Leverage (to 1) 9.3 9.2 Managed Leverage (to 1)***** 8.5 8.6 APPENDIX 13 RECONCILIATION OF MANAGED LEVERAGE TO FINANCIAL STATEMENT LEVERAGE FORD CREDIT